UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                January 30, 2006

                                  ------------

                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

TDC SECTION 28A FILING

TDC FILING OF LEADING EMPLOYEES' AND THEIR CLOSE RELATIVES' TRANSACTIONS WITH TDC SHARES AND RELATED SECURITIES

Copenhagen, Denmark - In accordance with section 28 a of the Danish Securities Trading Act, TDC hereby report transactions, regarding leading employees and their close relatives, with TDC shares and related securities.


In connection with Nordic Telephone Company ApS' public tender offer for TDC the executive committee, members of the board of directors and their close relatives have sold shares, sold stock options and/or exercised stock options. The following pages contain a schematic of each person's transactions.


According to the guidelines established by the Danish Financial Supervisory Authority, the value for sale and exercise of rights to purchase shares (stock options) in the tables have been calculated on the basis of the official price of 396,03 of 25 January 2006, whereas the value for sale of shares has been calculated on the basis of the offer price from Nordic Telephone Company ApS of 382.


De facto, sale and exercise of stock options have taken place at prices below the price of 396,03. Besides, a survey of the stock options' purchase prices for a period from 1998 and until 2005 for certain persons, is contained in appendix 3 to the statement that the board of directors sent to the Copenhagen Stock Exchange on 2 December 2005. To avoid misunderstandings of each person's gain in connection with sale and exercise of stock options, in the following tables TDC has chosen to disclose the gain before transaction costs and tax regarding sale and exercise of stock options.


Each person's gain or loss in connection with sale of shares has not been disclosed in accordance with the guidelines established by the Danish Financial Supervisory Authority.


Name                                       Thorleif Krarup

Reason for reporting                       Chairman of the board of directors

Issuer                                     TDC A/S

ID code                                    ISIN DK0010 253335

Type of security                           Stock options and shares

Transaction type                           Exercise of granted rights to purchase shares at a price fixed in advance and subsequently sale of the shares at a price of 382
Trading date                               25 January 2006

Market                                     Copenhagen Stock Exchange

Volume of transaction                      2.500

Value in DKK for the shares
purchased                                  990.075


Value in DKK for the shares sold           955.000

Purchase price in DKK for the
shares purchased                           430.900

Gain in DKK before transaction             524.100
costs and tax






Name                                       Thorleif Krarup

Reason for reporting                       Chairman of the board of directors


Issuer                                     TDC A/S

ID code                                    ISIN DK0010 253335

Type of security                           Shares

Transaction type                           Sale

Trading date                               25 January 2006

Market                                     Copenhagen Stock Exchange

Volume of transaction                      260


Value in DKK                               99.320






Name                                       Niels Heering

Reason for reporting                       Vice chairman of the board of directors


Issuer                                     TDC A/S

ID code                                    ISIN DK0010 253335

Type of security                           Stock options and shares

Transaction type                           Exercise of granted rights to purchase shares at a price fixed in advance and subsequently sale of the shares at a price of 382
Trading date                               25 January 2006

Market                                     Copenhagen Stock Exchange

Volume of transaction                      1.500

Value in DKK for the shares
purchased                                  594.045


Value in DKK for the shares sold           573.000

Purchase price in DKK for the
shares purchased                           365.625

Gain in DKK before transaction
costs and tax                              207.375






Name                                       Niels Heering


Reason for reporting                       Vice chairman of the board of directors

Issuer                                     TDC A/S

ID code                                    ISIN DK0010 253335

Type of security                           Stock options

Transaction type                           Sale of stock options (differential settlement)

Trading date                               25 January 2006

Market                                     Copenhagen Stock Exchange

Volume of transaction                      500


Value in DKK                               198.015

Gain in DKK before tax                     9.380





Name                                       Niels Heering

Reason for reporting                       Vice chairman of the board of directors


Issuer                                     TDC A/S

ID code                                    ISIN DK0010 253335

Type of security                           Shares

Transaction type                           Sale

Trading date                               25 January 2006

Market                                     Copenhagen Stock Exchange

Volume of transaction                      848

Value in DKK                               323.936









Name                                       Bo Magnussen

Reason for reporting                       Member of the board of directors


Issuer                                     TDC A/S

ID code                                    ISIN DK0010 253335

Type of security                           Stock options and shares

Transaction type                           Exercise of granted rights to purchase shares at a price fixed in advance and subsequently sale of the shares at a price of 382

Trading date                               25 January 2006

Market                                     Copenhagen Stock Exchange

Volume of transaction                      1.500

Value in DKK for the shares
purchased                                  594.045


Value in DKK for the shares sold           573.000

Purchase price in DKK for the
shares purchased                           365.625

Gain in DKK before transaction
costs and tax                              207.375






Name                                       Bo Magnussen

Reason for reporting                       Member of the board of directors


Issuer                                     TDC A/S

ID code                                    ISIN DK0010 253335

Type of security                           Stock options

Transaction type                           Sale of stock options (differential settlement)

Trading date                               25 January 2006

Market                                     Copenhagen Stock Exchange

Volume of transaction                      500

Value in DKK                               198.015

Gain in DKK before tax                     9.380




Name                                       Steen M. Jacobsen

Reason for reporting                       Member of the board of directors

Issuer                                     TDC A/S

ID code                                    ISIN DK0010 253335

Type of security                           Stock options and shares

Transaction type                           Exercise of granted rights to purchase shares at a price fixed in advance and subsequently sale of the shares at a price of 382

Trading date                               25 January 2006

Market                                     Copenhagen Stock Exchange

Volume of transaction                      1.500

Value in DKK for the shares
purchased                                  594.045


Value in DKK for the shares sold           573.000

Purchase price in DKK for the
shares purchased                           365.625


Gain in DKK before transaction
costs and tax                              207.375





Name                                       Steen M. Jacobsen

Reason for reporting                       Member of the board of directors

Issuer                                     TDC A/S

ID code                                    ISIN DK0010 253335

Type of security                           Stock options

Transaction type                           Sale of stock options (differential settlement)

Trading date                               25 January 2006

Market                                     Copenhagen Stock Exchange

Volume of transaction                      500

Value in DKK                               198.015

Gain in DKK before tax                     9.380







Name                                       Steen M. Jacobsen

Reason for reporting                       Member of the board of directors

Issuer                                     TDC A/S

ID code                                    ISIN DK0010 253335

Type of security                           Shares

Transaction type                           Sale

Trading date                               25 January 2006

Market                                     Copenhagen Stock Exchange

Volume of transaction                      150

Value in DKK                               57.300







Name                                       Leif Hartmann

Reason for reporting

                                           Member of the board of directors

Issuer                                     TDC A/S

ID code                                    ISIN DK0010 253335

Type of security                           Stock options and shares

Transaction type                           Exercise of granted rights to purchase shares at a price fixed in advance and subsequently sale of the shares at a price of 382

Trading date                               25 January 2006

Market                                     Copenhagen Stock Exchange

Volume of transaction                      1.500

Value in DKK for the shares
purchased                                  594.045


Value in DKK for the shares sold           573.000

Purchase price in DKK for the
shares purchased                           365.625


Gain in DKK before transaction
costs and tax                              207.375







Name                                       Leif Hartmann

Reason for reporting                       Member of the board of directors


Issuer                                     TDC A/S

ID code                                    ISIN DK0010 253335

Type of security                           Stock options

Transaction type                           Sale of stock options (differential settlement)

Trading date                               25 January 2006

Market                                     Copenhagen Stock Exchange

Volume of transaction                      500

Value in DKK                               198.015

Gain in DKK before tax                     9.380





Name                                       Leif Hartmann

Reason for reporting                       Member of the board of directors


Issuer                                     TDC A/S

ID code                                    ISIN DK0010 253335

Type of security                           Shares

Transaction type                           Sale

Trading date                               25 January 2006

Market                                     Copenhagen Stock Exchange

Volume of transaction                      350


Value in DKK                               133.700









Name                                       Henning Dyremose

Reason for reporting                       President and Chief Executive Officer



Issuer                                     TDC A/S

ID code                                    ISIN DK0010 253335

Type of security                           Stock options and shares

Transaction type                           Exercise of granted rights to purchase shares at a price fixed in advance and subsequently sale of the shares at a price of 382

Trading date                               25 January 2006

Market                                     Copenhagen Stock Exchange

Volume of transaction                      116.898

Value in DKK for the shares
purchased                                  46.295.115


Value in DKK for the shares sold           44.655.036


Purchase price in DKK for the
shares purchased                           29.007.185


Gain in DKK before transaction
costs and tax                              15.647.851








Name                                       Henning Dyremose

Reason for reporting                       President and Chief Executive Officer


Issuer                                     TDC A/S

ID code                                    ISIN DK0010 253335

Type of security                           Stock options

Transaction type                           Sale (differential settlement)

Trading date                               25 January 2006

Market                                     Copenhagen Stock Exchange

Volume of transaction                      110.381

Value in DKK                               43.714.187

Gain in DKK before tax                     6.735.984






Name                                       Henning Dyremose

Reason for reporting                       President and Chief Executive Officer


Issuer                                     TDC A/S

ID code                                    ISIN DK0010 253335

Type of security                           Shares

Transaction type                           Sale

Trading date                               25 January 2006

Market                                     Copenhagen Stock Exchange

Volume of transaction                      4.704


Value in DKK                               1.796.928






Name                                       Henning Dyremose ApS

Reason for reporting                       Section 28 a (4) (4) (d) of The Danish Securities Trading Act



Issuer                                     TDC A/S

ID code                                     ISIN DK0010 253335

Type of security                           Shares

Transaction type                           Sales

Trading date                               25 January 2006

Market                                     Copenhagen Stock Exchange

Volume of transaction                      31.575

Value in DKK                               12.061.650








Name                                       Hans Munk Nielsen

Reason for reporting                       Senior Executive Vice President and Chief Financial Officer


Issuer                                     TDC A/S

ID code                                    ISIN DK0010 253335

Type of security                           Stock options and shares

Transaction type                           Exercise of granted rights to purchase shares at a price fixed in advance and subsequently sale of the shares at a price of 382

Trading date                               25 January 2006

Market                                     Copenhagen Stock Exchange

Volume of transaction                      75.340


Value in DKK for the shares
purchased                                  29.836.900

Value in DKK for the shares sold           28.779.880

Purchase price in DKK for the
shares purchased                           18.888.647

Gain in DKK before transaction
costs and tax                              9.891.233








Name                                       Hans Munk Nielsen

Reason for reporting                       Senior Executive Vice President and Chief Financial Officer

                           Issuer                                     TDC A/S

ID code                                    ISIN DK0010 253335

Type of security                           Stock options

Transaction type                           Sale of stock options (differential settlement)

Trading date                               25 January 2006

Market                                     Copenhagen Stock Exchange

Volume of transaction                      38.123

Value in DKK                               15.097.852

Gain in DKK before tax                     2.115.436







Name                                       Hans Munk Nielsen

Reason for reporting                       Senior Executive Vice President and Chief Financial Officer



Issuer                                     TDC A/S

ID code                                    ISIN DK0010 253335

Type of security                           Shares

Transaction type                           Sale

Trading date                               25 January 2006

Market                                     Copenhagen Stock Exchange

Volume of transaction                      150

Value in DKK                               57.300






Name                                       Tryg Forsikring A/S

Reason for reporting                       Section 28 a (4) (4) (d) of the Danish Securities Trading Act

Issuer                                     TDC A/S

ID code                                    ISIN DK0010 253335

Type of security                           Shares

Transaction type                           Sale

Trading date                               25 January 2006

Market                                     Copenhagen Stock Exchange

Volume of transaction                      96.450

Value in DKK                               36.843.900







Name                                       ERP International 2 A/S

Reason for reporting                       Section 28 a (4) (4)  (d) of the Danish Securities Trading Act

Issuer                                     TDC A/S


ID code                                    ISIN DK0010 253335

Type of security                           Shares

Transaction type                           Sale

Trading date                               25 January 2006

Market                                     Copenhagen Stock Exchange

Volume of transaction                      201.000


Value in DKK                               76.782.000






Name                                       Markus Damgaard

Reason for reporting                       Section 28 a (4) (2) of the Danish Securities Trading Act



Issuer                                     TDC A/S

ID code                                    ISIN DK0010 253335

Type of security                           Shares

Transaction type                           Sale

Trading date                               25 January 2006

Market                                     Copenhagen Stock Exchange

Volume of transaction                      20

Value in DKK                               7.640








Name                                       Olivia Damgaard

Reason for reporting                       Section 28 a (4) (2) of the Danish Securities Trading Act


Issuer                                     TDC A/S

ID code                                    ISIN DK0010 253335

Type of security                           Shares

Transaction type                           Sale

Trading date                               25 January 2006

Market                                     Copenhagen Stock Exchange

Volume of transaction                      20

Value in DKK                               7.640








Name                                       Katrine Damgaard

Reason for reporting                       Section 28 a (4) (2) of the Danish Securities Trading Act


Issuer                                     TDC A/S

ID code                                    ISIN DK0010 253335

Type of security                           Shares

Transaction type                           Sale

Trading date                               25 January 2006

Market                                     Copenhagen Stock Exchange

Volume of transaction                      20


Value in DKK                               7.640







Name                                       Gitte Juel Hartmann

Reason for reporting                       Section 28 a (4) (1) of the Danish Securities Trading Act

Issuer                                     TDC A/S

ID code                                    ISIN DK0010 253335

Type of security                           Shares

Transaction type                           Sale

Trading date                               25 January 2006

Market                                     Copenhagen Stock Exchange

Volume of transaction                      200

Value in DKK             76.400









Name                                       Gitte Forsberg

Reason for reporting                       Section 28 a (4) (1) of the Danish Securities Trading Act


Issuer                                     TDC A/S

ID code                                    ISIN DK0010 253335

Type of security                           Stock options and shares

Transaction type                           Exercise of granted rights to purchase shares at a price fixed in advance and subsequently sale of the shares at a price of 382

Trading date                               25 January 2006

Market                                     Copenhagen Stock Exchange

Volume of transaction                      26.022

Value in DKK for the shares
purchased                                  10.305.493


Value in DKK for the shares sold           9.940.404

Purchase price in DKK for the
shares purchased                           6.482.567


Gain in DKK before transaction
costs and tax                              3.457.837






Name                                       Gitte Forsberg

Reason for reporting                       Section 28 a (4) (1) of the Danish Securities Trading Act


Issuer                                     TDC A/S

ID code                                    ISIN DK0010 253335

Type of security                           Stock options

Transaction type                           Sale of stock options (differential settlement)

Trading date                               25 January 2006

Market                                     Copenhagen Stock Exchange

Volume of transaction                      2.500


Value in DKK                               990.075

Gain in DKK before tax                     81.651







Name                                       Gitte Forsberg

Reason for reporting                       Section 28 a (4) (1) of the Danish Securities Trading Act


Issuer                                     TDC A/S

ID code                                    ISIN DK0010 253335

Type of security                           Shares

Transaction type                           Sale

Trading date                               25 January 2006

Market                                     Copenhagen Stock Exchange

Volume of transaction                      150


Value in DKK                               57.300




For further information please contact TDC Investor Relations at +45 3343 7680.



TDC is a Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC has five main business lines; TDC Solutions, TDC Mobile International, TDC Switzerland, TDC Cable TV and TDC Services. TDC was partly privatized in 1994 and fully privatized in 1998. The shares are primarily held by institutional investors and private individuals in Europe and the USA.


TDC LISTINGS
------------

SHARES: Copenhagen Stock Exchange
Reuters TDC.CO

Bloomberg TDC DC

Nominal value DKK 5

ISIN DK0010 253335

Sedol 5698790

SHARES: New York Stock Exchange

Reuters TLD.N
Bloomberg TLD US

One ADS represent one half common share
ISIN US8723 6N1028
Sedol 2883094

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
                                       -----------------------------------------
                                                     (Registrant)

    January 30, 2006                                 /s/ OLE SOEBERG
------------------------               -----------------------------------------
        (Date)                                       Ole Soeberg
                                       Senior Vice President, Investor Relations